ALSTON & BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Ralph F. MacDonald, III	Direct Dial: 404-881-7582	E-mail: chip.macdonald@alston.com

September 23, 2005

Via Overnight Delivery and EDGAR Filing

The United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Elaine Wolff
Room No. 4561
Telephone No.: (202) 551-3495

Re:

HomeBanc Corp. (the “Company”)

HomeBanc Mortgage Corporation (“HBMC”)

HMB Capital Trust II and HMB Capital Trust III (the “Trusts”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-127955) originally filed         on August 30, 2005

Dear Ms. Wolff:

On behalf of our clients, the Company, HBMC and the Trusts (collectively, the “Registrants”), we are responding to your comment letter dated September 8, 2005 relating to the Registration Statement on Form S-3 filed by the Registrants on August 30, 2005 (the “Registration Statement”). In addition, enclosed for your convenience are four (4) copies of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which was filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2004. Two (2) of the enclosed copies are marked to show changes from the Company’s initial filing of the Registration Statement on August 30, 2005, and two (2) of the copies are unmarked.

1.	Comment: Refer to your disclosure regarding HomeBanc Mortgage Corporation’s debt securities in the second paragraph on page 11, stating that the securities may be guaranteed by HomeBanc Corp. Please clarify your disclosure to indicate that HomeBanc Corp. will fully and unconditionally guarantee the debt

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

September 23, 2005

securities of HomeBanc Mortgage Corporation, as required by the eligibility requirements of Form S-3. Please see Form S-3, General Instruction I.C.3.

Response:    Please refer to the disclosures on pages 11, 35, and 36 of the marked version of the Amendment (pages 11, 35, and 36 of the unmarked version), which have been revised to clarify that the Company will fully and unconditionally guarantee the debt securities of HBMC.

2.	Comment: We note your disclosure in the third full paragraph on page 43 that HomeBanc Corp. or HBMC will guarantee distributions with respect to the preferred capital securities of HMB Capital Trust II and HMB Capital Trust III. Please tell us why you believe you are able to register the preferred capital securities on Form S-3 in light of General Instruction I.C.3 to Form S-3 which states that the parent of a subsidiary that is not otherwise S-3 eligible must fully and conditionally guarantee the obligations of the subsidiary.

Response:    Trust preferred securities or preferred capital securities that are issued by the Delaware statutory trust subsidiaries of S-3 eligible issuers are frequently registered on shelf registration statements. For example, Citigroup, Wells Fargo, and BB&T Corporation, among numerous others, all have shelf registration statements that include preferred capital securities. In connection with preferred capital securities, the S-3 eligible parent issues junior subordinated debentures to Delaware statutory trust subsidiary that issues the preferred capital securities. The statutory trust is a grantor trust that for tax and all other purposes does not and cannot conduct any business, but merely passes through payments on the junior subordinated debentures that it holds to the holders of the preferred capital securities. The preferred capital securities have the same terms, including interest rates and payment dates, as the underlying junior subordinated debentures.

The junior subordinated debentures held by the statutory trust are direct obligations of the S-3 eligible issuer. Preferred capital securities often have full and unconditional junior subordinated guarantees from the S-3 eligible issuer of the amounts received by the statutory trust on its holdings of the junior subordinated debentures. Such guarantees are guarantees of payment only to the extent funds are received from the issuer of the junior subordinated debentures. In the present case, junior subordinated debentures issued by the Company to a HMB Trust and the related preferred capital securities can be registered on Form S-3 because the Company is an S-3 eligible issuer. This is identical to issues of trust preferred securities registered on Form S-3 by numerous other issuers, and is illustrated by attached Exhibit 1.

The Registration Statement contains one deviation from convention, but which does not affect the use of Form S-3. Here, as an alternative to the Company issuing junior subordinated debentures to the HMB Trusts, we seek the flexibility to have HBMC, the Company’s wholly owned, taxable REIT subsidiary (“TRS”), issue junior subordinated debentures to one or both of the HMB Trusts. At no

September 23, 2005

time would both the Company and HBMC issue junior subordinated debentures to the same HMB Trust.

In the event that HBMC seeks to issue junior subordinated debentures to a HMB Trust, such junior subordinated debentures will be fully and unconditionally guaranteed on a junior subordinated basis by the Company in the same manner as any other debt registered by HBMC on the Form S-3 shelf. As in the typical structure, the Company also will fully and unconditionally guarantee on a junior subordinated basis, payment of all amounts received by the statutory trust on its holdings of HBMC junior subordinated debentures. Accordingly, such preferred capital securities will be eligible for registration on Form S-3 in the same manner as preferred capital securities issued by HMB Trusts that hold junior subordinated debentures issued by the Company. A diagram showing this structure is attached as Exhibit 2.

On behalf of the Company, we request acceleration of the effectiveness of the S-3 to 10 A.M. on Tuesday, September 27, 2005.

Please feel free to call me at (404) 881-7582 or Mark C. Kanaly at (404) 881-7975 at any time with any questions. Your help is most appreciated.

Sincerely,

/s/ Ralph F. MacDonald, III

Ralph F. MacDonald, III

cc:	Mr. Patrick S. Flood
Ms. Alana L. Griffin
Gerald S. Tanenbaum, Esq.

Enclosures

EXHIBIT 1

Typical Structure

EXHIBIT 2

Alternative Proposed Structure

2